QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

California Center Bank Terminates Letter of Intent

    LOS ANGELES—(BUSINESS WIRE)—June 22, 2001—Hanmi Financial Corporation (Nasdaq: HAFC) of Los Angeles announced that California Center Bank (OTC: CLFC) of Los Angeles has notified Hanmi Financial Corporation that it has terminated the letter of intent dated May 3, 2001, in which California Center Bank ("CCB") was to be acquired by Hanmi Financial Corporation.

    The termination notice was received after Hanmi Financial Corporation proposed certain modifications to the initial terms of the letter of intent based on its due diligence of CCB and after Hanmi Financial Corporation advised CCB of Hanmi Financial Corporation's willingness to continue negotiation. Prior to receipt of the termination notice, Hanmi Financial Corporation requested a meeting with representatives of CCB to discuss the proposed modifications, but CCB refused.

    Hanmi Financial Corporation was formed in May 2000 as the holding company for Hanmi Bank. Hanmi Bank has been conducting business since 1982 and is a community bank operating through 11 full-service branch offices located in Los Angeles, Orange and San Diego Counties.

CONTACT:	Hanmi Financial Corporation, Los Angeles Chung Hoon Youk or Yong Ku Choe, 213/382-2200

QuickLinks

  Exhibit 99.1
California Center Bank Terminates Letter of Intent